

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

October 27, 2006

<u>Via U.S. mail and facsimile</u>

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
13500 Evening Creek Drive, Suite 440
San Diego, CA 92128

> **Re: World Waste Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 13, 2006**
> **File No. 333-136062**

Dear Mr. Pimentel:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page of Registration Statement</u>

1.   We note your response to comment 8 of our letter dated August 23, 2006 with respect to the registered shares reflecting the accrued dividends. If the number of registered shares cannot be determined at the time of registration, you must make a good faith estimate. Please explain the basis for the inclusion of these shares when it appears that you have assumed the conversion date.

<u>The Offering, page 4</u>

2.   Please disclose the time periods referenced in the third sentence of the second paragraph.

Risk Factors, page 9

Our limited operating history makes it difficult…, page 10

    3.   We note the disclosure deleted in the second paragraph. Please either include this disclosure or add a risk factor regarding the fact that you received a going concern opinion from your auditors.

We anticipate that a substantial portion of our revenues…, page 13

    4.   Please revise this subheading to disclose that you are not in compliance with the Taormina agreement. Please also disclose the consequences of non-compliance.

We may become subject to liability and incur…, page 15

    5.   Please disclose the impact of the restatement on your financial statements.

    6.   Please describe with more specificity the nature of the accounting errors that led to the restatement and whether these errors have been corrected.

    7.   Please revise to describe the legal and regulatory risks you face.

Management's Discussion and Analysis…, page 20

Liquidity and Capital Resources; Contractual Commitments, page 30

    8.   Please expand your liquidity discussion to include a comparison between the quarters ended June 30, 2006 and 2005, the years ended December 31, 2005 and 2004, and the years ended December 31, 2004 and 2003 regarding the three major categories of the statements of cash flows. See Instruction 1 to Item 303(a) of Regulation S-K.

Business, page 33

The Taormina Agreement, page 36

    9.   We note the disclosure in the risk factor entitled "We anticipate that a substantial portion of our revenues…" on page 13 regarding your non-compliance with the delivery requirement. Please discuss this matter in greater detail in this section.

Selling Stockholders, page 52

10. Please revise the table to disclose the amount and percentage of common stock to be owned after the completion of your offering. See Item 507 of Regulation S-K.

11. We note that you disclose the total of the column entitled "Securities Owned by Selling Stockholders Prior to Offering-Common Stock (direct ownership)" to be 9,763,750 shares. However, it appears that the total of this column is 9,882,817 shares. Please either revise this amount or provide a footnote that explains this discrepancy.

Part II – Information Not Required In Prospectus

12. Please revise the "Item" numbers in this section to reflect the requirements of Form S-1, rather than the requirements of Form SB-2.

Item 26. Recent Sales of Unregistered Securities

13. We note your response to comment 40 of our letter dated August 23, 2006 and reissue this comment. In this regard, please disclose the facts you relied on for the stated exemption with respect to each issuance.

Exhibit 5.1

14. We note statements in the fourth paragraph that the opinion has been provided "to the Company and the Commission for their use solely…" and "may not be used…or otherwise relied upon by any other person…" Please remove these disclaimers. Alternatively, you may add an explanation that clarifies:

- The basis for counsel's belief that stockholders cannot rely on the opinion, including whether the counsel intends to assert the substance of the disclaimer as a defense to stockholder claims.

- Whether the governing state law has addressed the availability of such a defense. If not, add a statement that the issue would have to be resolved by a court of competent jurisdiction.

- That the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board under state law or of the board and counsel under the federal securities laws.

Please see section II.D.1. of the staff's Current Issues Outline dated November 14, 2000 for more information.

*   *   *   *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.

                     Sincerely,

                      Pamela A. Long
                      Assistant Director

cc: Mr. Lawrence P. Schnapp
   Troy & Gould Professional Corporation
   1801 Century Park East, Suite 1600
   Los Angeles, CA 90067